PROGEN
                                                              INDUSTRIES LIMITED
                                                              ABN 82 010 975 612
PROGEN HALF YEARLY FINANCIAL RESULTS

BRISBANE, AUSTRALIA. 14 MARCH 2006. Cancer drug development company Progen Industries (ASX: PGL, NASDAQ: PGLAF), today announced the release of its interim results for the half year ending 31 December 2005.

KEY FINANCIAL POINTS
     -    Solid cash position with cash assets of $20.5M.

     - A loss for the half-year of $2.9M which was consistent with the 2004 half-year loss of $2.5M with the following significant variances:

               - 12.5% reduction in net R&D spend to $1.4M as a result of the completion of the single agent PI-88 melanoma trial, and co-funding arrangement with Medigen Biotechnology Corporation for the first line combination therapy Melanoma trial.

               - Revenue from contract manufacturing decreased by 64.2% to $393,000 in line with the Company's strategy to focus on the supply of PI-88 for clinical trials along with optimizing manufacturing processes.

HALF YEAR PRIORITIES
PI-88 clinical program
The advancement of Progen's lead anti-cancer drug PI-88 continued to be a major component in R&D spending and focus for the company.

     - Stage one recruitment (172 patients) was completed for the primary liver cancer study. This trial is being executed by Medigen Biotechnology Corporation, Progen's clinical development partner.

     - The Company commenced a new trial in metastatic melanoma in combination with the chemotherapy drug decarbazineTM (DTIC). The trial is being co-funded by Medigen Biotechnology Corporation and 17 patients have been recruited to date.

     - A new phase II clinical trial of PI-88 in combination with the chemotherapy agent TaxotereTM was commenced in patients with metastatic prostate cancer. Twelve patients have been recruited to this trial in centres across Australia. The trial was initiated by investigators in collaboration with Sanofi-Aventis.

Progress was also made in the ongoing Phase II clinical trial of PI-88 and Taxotere in advanced lung cancer with 95 patients recruited to date. Recruitment is expected to conclude before the end of the current financial year. To date over 17,000 doses of PI-88 have been administered to 351 patients in our clinical trial program of PI-88 across 5 different cancer types.

Partnering
The partnering program remained a key priority for the company over the last six months. Progen continues to work with US-based Burrill and Co. to progress discussions with pharmaceutical and biotechnology companies.


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                                                                    PROGEN
                                                              INDUSTRIES LIMITED
                                                              ABN 82 010 975 612

Confidential discussions continue with a number of potential partners and various options are under consideration by management and the Board.

AusIndustry Commercial ReadyGrant
In August 2005 Progen secured ongoing funding for its drug discovery programs with an AusIndustry Commercial Ready Grant of up to $3.4M. It will provide 50% funding support for advancing the drug discovery program over the next 3 years.

Cash Position
"We have a strong cash position allowing us to continue to expedite the PI-88 clinical program and other activities and we anticipate the current cash reserves will fund the current operational activities for the next 18 months," commented Progen Chief Financial Officer, Linton Burns.

ABOUT PROGEN: Progen Industries Limited is an Australian based globally focused biotechnology company committed to the discovery, development and commercialisation of small molecule pharmaceuticals for the treatment of cancer and other serious diseases.

Progen's  three  key  areas  of  focus  are:
- CLINICAL DEVELOPMENT - via a focused clinical trial program involving its two compounds PI-88 and PI-166.
- DRUG DISCOVERY - projects focusing on the development of potent, selective inhibitors of carbohydrate-protein interactions, which are implicated in many disease processes.
- MANUFACTURING SERVICES - PI-88 manufacturing development and supply for the clinical program.

KEYWORDS - Progen, cancer, PI-88.

WEB LINKS TO SELECTED RECENT NEWS AND OTHER INFORMATION ABOUT PROGEN:
New CEO to lead Progen though next stages of cancer drug development
                                        www.progen.com.au/?page=nepress2006.html
                                        ----------------------------------------
AGM 2005 MD's Address                   www.progen.com.au/?page=nepress2005.html
                                        ----------------------------------------
AGM 2005 Chairman's Address             www.progen.com.au/?page=nepress2005.html
                                        ----------------------------------------
A novel class of compounds presented at an international Cancer Conference
                                        www.progen.com.au/?page=nepress2005.html
                                        ----------------------------------------
Phase II Prostate Trial Launched        www.progen.com.au/?page=nepress2005.html
                                        ----------------------------------------
AUSIndustry Grant Offered ($3.4M)       www.progen.com.au/?page=nepress2005.html
                                        ----------------------------------------
US Burrill & Co. engaged                www.progen.com.au/?page=nepress2005.html
                                        ----------------------------------------
PI-88 mode of action                    www.progen.com.au/?page=repi-88.html
                                        ------------------------------------
Progen's drug development pipeline      www.progen.com.au/?page=pihome.html
                                        -----------------------------------
Progen Industries Ltd                   www.progen.com.au
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                                                                    PROGEN
                                                              INDUSTRIES LIMITED
                                                              ABN 82 010 975 612

MEDIA AND INVESTOR       PROGEN INFORMATION:
RELATIONS:

Rebecca Wilson           Sarah Meibusch
Buchan Consulting        Director, Business Development  Linton Burns
(02) 9237 2800 / 0417    Progen Industries Limited       Chief Financial Officer
382 391                  Sarah.Meibusch@progen.com.au    Progen Industries
                         ----------------------------
rwilson@bcg.com.au       Ph:  61 7 3273 9100             Ph: 61 7 3273 9100
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This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166 and other drugs, future capitals needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company's filings with the Australian Stock Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.